1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

January 20, 2022

Tony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0504

Re:	HPS Corporate Lending Fund (the “Fund”)
File No: 333-259453

Dear Mr. Burak,

We are writing in response to comments provided telephonically to Dechert LLP, counsel to the Fund, on January 19, 2022 relating to Pre-Effective Amendment No. 2 to the registration statement on Form N-2 that was filed with the Securities and Exchange Commission (the “SEC”) on January 7, 2022, on behalf of the Fund, a closed-end management investment company that has elected to be regulated as a business development company (“BDC”). The Fund has considered these comments and has authorized us to make the responses discussed below on its behalf.

On behalf of the Fund, set forth below is the SEC staff’s comments along with our responses to such comments, as requested. The below responses will be reflected in Pre-Effective Amendment No. 3 to the registration statement. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.
Comment: Footnote 8 to the fee table and the Expense Support and Conditional Reimbursement Agreement indicate that Other Operating Expenses will be contractually limited to 1.00% of the Fund’s NAV. The “Other expenses” line item in the fee table for each class is disclosed as 0.74%. Given that the other expenses of the Fund are under 1.00%, please explain why additional expense support is disclosed in the fee table or revise the fee table to remove the “Expense Support” and “Total annual expenses (after expense support)” line items.

Response: The disclosure has been revised accordingly to remove the “Expense Support” and “Total annual expenses (after expense support)” line items from the fee table.

2.	Comment: Please revise the disclosure such that the amounts listed in the “Total annual expenses (after expense support)” line item in the fee table foot correctly.

Response: As noted in the response to Comment 1 above, the disclosure has been revised accordingly to remove the “Total annual expenses (after expense support)” line item from the fee table.

3.	Comment: Please confirm supplementally that there is no expiration date for the Expense Support and Conditional Reimbursement Agreement.

Response: We hereby confirm that there is no expiration date for the Expense Support and Conditional Reimbursement Agreement.

* * *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz